

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Jeffrey R. Mistarz
Chief Financial Officer
Lime Energy Co.
1280 Landmeier Road
Elk Grove Village, IL 60007-2410

   Re: **Lime Energy Co.**
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 23, 2010
     File No. 001-16265

Dear Mr. Mistarz:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Critical Accounting Policies and Estimates

Goodwill, page 27

1.   We note from your disclosure that you consider goodwill impairment a critical
        accounting estimates. Also, we note from your disclosure on page 27 that "another
        estimate using different, but still reasonable, assumptions could produce a significant
        different result. To the extent that each of your reporting units has a fair value that is not
        substantially in excess of the carrying value as of the date of the last impairment test,
        please provide us with and revise future filings to disclose for each reporting unit the
        following:

        •   The percentage by which fair value exceeded carrying value as of the date of the most
            recent test;
        •   The amount of goodwill allocated to the reporting unit;
        •   A description of the methods and key assumptions used and how the key assumptions
            were determined;
        •   A discussion of the degree of uncertainty associated with the key assumptions. The
            discussion regarding uncertainty should provide specifics to the extent possible (e.g., the
            valuation model assumes recovery from a business downturn within a defined period of
            time); and
        •   A description of potential events and/or changes in circumstances that could reasonably
            be expected to negatively affect the key assumptions.

Liquidity and Capital Resources, page 38

2009 Compared to 2008, page 39

2.   We note your discussion of the sources and uses of cash from operating activities focuses
        the discussion on the use of two measures, "the cash consumed (or generated) by
        operating activities before changes in working capital" and "the cash consumed (or
        generated) from changes in working capital." We note that these measures are not clearly
        defined in the document and do not give the investor an indication of the amounts from
        the statement of cash flows which you are combing and comparing. In future filings
        please revise this section to disclose the following:

        •   Clearly define the two measures presented and explain how they reconcile to your
            statement of cash flows.
        •   Consider revising the title of the second measure to better depict the nature of the
            measure, such as "the cash consumed (or generated) from changes in assets and
            liabilities",

- Provide a detailed explanation of the reasons your management believes these measures provide useful information and are meaningful to investors in understanding your sources and uses of cash from operating activities.
- Provide us with a copy of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202)-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief